UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                      No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: August 17, 2009

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE FIRST HALF AND SECOND QUARTER OF 2009

- THE CONTINUED IMPLEMENTATION OF THE STRATEGIC PLAN THAT
INCLUDES A SUCCESSFUL LAUNCH AND THE EXPANSION OF THE
"MEGA BOOL" CHAIN, THE LAUNCH OF A PRIVATE BRAND,
ESTABLISHING LOGISTIC CENTERS FOR THE NON-FOOD AND
VEGETABLES ACTIVITIES AND LAUNCHING ADDITIONAL
ENROLLMENT OPTIONS TO "YOU" CLUB.

THE OPERATING PROFIT MARGIN WAS MAINTAINED COMPARED TO THE
PRIOR QUARTER DESPITE THE INCREASED COMPETITION AND THE EFFECT
OF THE PASSOVER HOLIDAY.

ROSH HA’AYIN, Israel – August 17, 2009 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first half of 2009 and the second quarter ended June 30, 2009.

Results for the First Half of 2009
Revenues for the first half of 2009 were NIS 3,608.7 million (U.S.(1) $920.8 million), compared to NIS 3,739.6 million in the corresponding period of 2008 ─ a decrease of 3.5%.  Supermarket same store sales (SSS) for the period decreased by 6.8% due to the recession in the market, increase competition and erosion of the sales prices in HD chains. On the other hand, the decrease in sales was offset by the net addition of ten new stores during the 12-month period of approximately 12,100 square meters; in addition, the sales of BEE Group increased during the period compared to the corresponding period last year by 8.2%.

Gross Profit of the first half of 2009 amounted to NIS 1,004.8 million (U.S. $ 256.4 million) (27. 8 % of revenues) compared to gross profit of NIS 1,031.1 million (27.6% of revenues) in the first half of 2008. The increase in the gross profit margin derives from an increase in sales of BEE Group characterized with higher gross profit margins relative to those acceptable in the food retail sector. In addition, gross margin increased from supplier agreements, part of which relate to the establishment of the "Mega Bool" chain that offset the effect of the planned erosion in the gross  profitability rate due to the establishment of the "Mega Bool" chain.

Selling, General, and Administrative Expenses for the first half of 2009 amounted to NIS 884.0 million (U.S. $ 225.6 million) (24.5% of revenues) compared to NIS 870.1 million (23.3% of revenues) in the corresponding period, an increase of 1.6%. The increase reflects increased expenses associated with the opening of ten new stores, including the expenses associated with the accelerated opening of six branches of the Eden Teva Market format during the last twelve months and expenses associated with the launch of the Mega Bool format. Concurrently, several measures to increase efficiency were taken, which resulted in a relative decrease of the tendency for increased expenses as a result of opening new branches.

Operating Income (before income and other expenses and increase in fair value of real estate)  in the first half of 2009 amounted to NIS 120.9 million (U.S $ 30.8 million) (3.3% of revenues) compared to the operating income of NIS 161.0 million (4.3% of revenues) in the corresponding period.  The decrease in the operating income was affected by a decrease in sales and increase in the selling and administrative expenses, mainly from accelerated opening of branches  (pre-operating costs and their negative contribution in the initial operating period) and costs associated with the establishment of the "Mega Bool" chain.

Appreciation of Investment Property: In the first half of 2009, the Company recorded gain from appreciation of investment property in the amount of NIS 1.7 million (U.S $ 0.4 million) compared to NIS 18.0 million in the corresponding period of the previous year.

Other Income Expenses, Net: In the first half of 2009, the Company recorded other expenses, net of NIS 0.6 million (U.S. $ 0.2 million), compared to other expenses, net of NIS 1.8 million in the corresponding period of the previous year. The other expenses included, in this period, a provision for impairment of property and equipment in Dr. Baby Stores in the amount of NIS 2.8 million (U.S $ 0.7 million) and were offset from the capital gain of NIS 0.3 million (U.S $ 0.1 million) from the sale of 1.5% of the shares of Blue Square Real Estate for NIS 10.1 million (U.S $2.6 million) and from a capital gain of NIS 2.8 million (U.S $ 0.7 million)  from purchasing 8% of Naaman shares that were held by minority.

Operating Income before financing in the first half of 2009 was NIS 122.0 million (U.S. $ 31.1 million) (3.4% of revenues) compared to operating income of NIS 177.2 million (4.7% of revenues) in the first half of 2008.

Financial Expenses (net) for the first half of 2009 were NIS 47.2 million (U.S. $12 million) compared to financial expenses (net) of NIS 48.4 million in the corresponding period of the previous year. The decrease in financial expenses in the first half of this year compared to the corresponding period last year mainly derives from the effect of the change in the value of hedging transactions on the index that were effected in the fourth quarter of 2008 and the change in the value derivative financial instruments that contributed in the first half of 2009 to an income of NIS 24.0 million (U.S $6.1 million) compared to an expense of NIS 11.1 million in the corresponding period last year and from a decrease in financial expenses on debentures and CPI linked loans, of NIS 9.1 million (U.S $ 2.3 million) in the first half of 2009 compared to corresponding period last year (increase in the known index in the first half of 2009 amounted to 1.1% compared to 2.8% in the corresponding period last year). On the other hand, the decrease in the financial expenses was offset as a result of the increase in the value of the conversion option of the convertible debenture (following the increase in the company’s share price) which contributed in the current half to an expense of NIS 13.1 million (U.S $ 3.3 million) compared to an income of NIS 24.7 million in the corresponding half last year.

Taxes on Income for the first half of 2009 were NIS 24.8 million (U.S. $6.3 million) (33.2% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 26.5 million (effective tax rate of 20.6% compared to a statutory tax rate of 27%) in the corresponding half last year. The increase in the effective tax rate in the first half compared to the corresponding half last year derives mainly from recording financial expenses from revaluation of the conversion component in convertible debentures of the company and from losses of Dr. Baby formats for which no deferred taxes were recorded.

On July 14, 2009, the Law for Economic Efficiency passed in the Knesset (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 – 2009, which prescribed, among others, the gradual decrease of corporate tax rate down to 18% in the 2016 tax year and onwards.

The implication of the change in the tax rate will be reflected in the results of the third quarter of 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 14 million (U.S $ 3.5 million) out of which the portion attributed to the company's owners is NIS 12 million (U.S $ 3.0 million).

Net Income for the first half of 2009 was NIS 49.9 million (U.S. $ 12.7 million) compared to net income of NIS 102.3 million in the first half of 2008. The decrease in the net income in the first half this year compared to the corresponding period last year derives from decrease in operating income, decrease in a gain from appreciation of investment property and increase in income tax expenses, as mentioned above. The net income for the first half of 2009, in accordance with the IFRS attributable to shareholders, was NIS 39.6 million (U.S. $10.1 million), or NIS 0.91 per ADS (U.S. $ 0.23), while the portion attributable to the share of minority interests was NIS 10.3 million (U.S. $2.6 million).

Cash Flows in the First Half of 2009
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2009 amounted to NIS 156.6 million (U.S. $ 39.9 million) compared to NIS 278.2 million in the corresponding period last year. The decrease in cash flows from operating activities derives from decrease in operating income and decrease in the negative working capital balances.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first half of 2009 amounted to NIS 85.1 million (U.S. $21.7 million) compared to net cash flows of NIS 38.5 million used in investing activities in the corresponding period last year. Cash flows used in investing activities in the first half of 2009 included mainly purchase of property and equipment, other assets and investment property in a total amount of NIS 104.9 million (U.S. $26.8 million) net of proceeds from sale of property and equipment and investment property in the amount of NIS 7.2 million (U.S. $1.8 million) and proceeds from realization of investment in a subsidiary in the amount of NIS 10.1 million (U.S. $2.6 million). Cash flows used in investing activities in the first quarter of 2008 included mainly purchase of property and equipment, other assets and investment property amounting to NIS 155.7 million net of proceeds from realization of short term deposits in the amount of NIS 100.3 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the first half of 2009 amounted to NIS 24.0 million (U.S $ 6.1 million) compared to net cash used in financing activities of NIS 67.3 million in the corresponding period last year. Cash flows used in financing activities in the first half of 2009 included mainly repayment of long term loans of NIS 66.4 million (U.S $ 16.9 million) and paid interest of NIS 45.9 million (U.S $ 11.7 million), net of increase in short term credit of NIS 86.6 million (U.S $ 22 million). Net Cash flows used in financing activities in the first half of 2008 included mainly repayment of long term loans of NIS 46.0 million and paid interest of NIS 39.6 million and dividend paid to minority in subsidiaries in the amount of NIS 11.1 million net of receipt of long term loans amounting to NIS 13.7 million and short term credit from banks amounting to NIS 16.6 million.

Comments of Management
Commenting on the financial results, Mr. Zeev Vurembrand, Blue Square’s President and CEO, said: "During this quarter, we continued to implement the strategic measures and establish the awareness to "Mega Bool" chain as the leading chain of the HD format and we acted to expand the categories in the private brand "Mega", constituting over 3.5% of total sales.  During August, 8 additional stores will be added to the "Mega Bool" chain, 2 of which are new, as part of providing solutions to the market needs and the competitive environment. Several days ago, we announced the expansion of enrollment options to customers club "You" where the objective is to reach 500,000 members until the end of 2009.  During the last year, the organic division of "Teva Eden Market" expanded significantly; comprising 9 branches and the opening of the tenth branch will take place during the fourth quarter of 2009, whereby we shall complete the first stage of the chain deployment. In addition, we commenced to exercise the synergy process under BEE group by way of process for centralizing the financial activity, import, information systems and more under the headquarters of BEE group and providing these services to subsidiaries. Finally, I wish to stress that the strategy implementation and achieving the target milestones are moving forward according to management expectations."

Additional Information

As of June 30, 2009, the Company operated 200 supermarkets in the following formats: Mega In Town -115; Mega Bool – 40; Mega – 19; Shefa Shuk – 18; Eden Teva Market – 8.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization):
In the first half of 2009, the EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) was NIS 205.4 million (U.S. $ 52.4 million) (5.7 % of revenues) compared to NIS 237.5 million (6.4% of revenues) in the corresponding period of last year.

In the second quarter of 2009, amounted to NIS 103.6 million (U.S. $ 26.4 million) (5.6 % of revenues) compared to NIS 123.5 million (6.4% of revenues) in the corresponding period of last year.

As of June 30, 2009, the ratio of its financial obligations to EBITDA was 3.6 and the ratio of its unencumbered property and equipment to the financial obligations was 1.7.

Data in NIS (millions)

Data	Q2 2009	Q2 2008	1-6 2009	1-6 2008
Sales	1,844.0	1,918.4	3,608.7	3,739.6
Gross profit	501.7	527.5	1,004.8	1,031.1
% Gross profit	27.2%	27.5%	27.8%	27.6%
Operating profit (before increase in fair value of real estate)	60.7	83.5	120.9	161.0
%Operating profit (before increase in fair value of real estate)	3.3%	4.4%	3.3%	4.3%
Financial expenses	35.2	40.2	47.2	48.4
Net income	17.5	37.2	49.9	102.3

Events During the Second Quarter of 2009

Reorganization of real estate activity – transfer of real estate properties to the subsidiary Blue Square Real Estate Ltd.

On December 30, 2008, and January 12, 2009, the company reported a reorganization plan of its real estate activity to be centralized under the subsidiary Blue Square Real Estate (BSRE) by the transfer of the real estate properties of the subsidiary Blue Square Chain Investment & Properties Ltd. (BSIP) to BSRE. The transaction of the property transfer was subject to the approval of the shareholders' meeting of BSRE which was obtained on February 18, 2009 by the majority.

As previously reported, under the approval of the property transfer transaction the following were approved as well:

1.
Lease agreement to lease the transferred properties that are not leased to third parties to BSIP for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between BSIP and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).

Following discussions held between the company and its subsidiaries and the tax authorities regarding the outline of the property transfer transaction, the tax authority granted an approval according to which the transaction will be performed by a split pursuant to Section 105 to the Israel Income Tax Ordinance. Under such approval, BSIP will transfer to BSRE the transferred properties and in return BSRE will assume the financial obligations of BSIP attributed to these properties. The difference between the value of the transferred properties, as determined in the transaction (NIS 464 million) and the amount of the related financial obligations (NIS 390 million) will be paid in cash to the company by BSRE, on the closing date.

Accordingly, the transaction is expected to be executed by the end of 2009. The transaction costs including purchase tax will be recorded upon their incurrence as expenses in the statements of operations.

The effecting of the transaction in the outline of split pursuant to Section 105 to the Income Tax Ordinance confers upon BSIP an exemption from the payment of land appreciation tax at this stage and its deferment under the sale agreement with BSRE until the realization of the properties (as far as realized) or by the depreciation rate of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%.

The company and the subsidiaries, BSIP and BSRE will be subject to the restrictions prescribed by the provisions of the second and fourth chapters to part E-2 to the Income Tax Ordinance regarding the split pursuant to Section 105 to the Ordinance and the conditions or limitations determined in the approval of the tax authority, will apply, including the requirement that in two years from the split date, most of the properties remaining with BSIP and most properties transferred to BSRE under the split will not be sold  by any of them and in the relevant period, such assets will be used in an acceptable manner in the ordinary course of business. The subsidiaries are further required that in two years from the split date, the company will have the same rights as previously held in BSRE prior to the split, however such event will not be considered as 1) Submitted Prospectus for Public Offering 2) private issuance of shares or 3) sale of shares not exceeding 10% of the rights in BSRE – as an event of change in rights, provided that during the two years from the split date, the rights of BSIP in BSRE will not fall below 50%.

BSRE intends to pledge most of the transferred properties as collateral for a loan to be taken in order to finance the transaction.

Results for the Second Quarter of 2009
Revenues for the second quarter of 2009 were NIS 1,844 million (U.S$470.5 million), compared to NIS 1,918.4 million in the corresponding quarter of 2008 ─ a decrease of 3.9%.  Supermarket same store sales (SSS) for the period decreased by 6.1% compared to the corresponding quarter due to the recession and increased competition mainly on "Mega" format (stores that were not yet converted) erosion of prices in HD chains and the timing of Passover which this year fell on April 8 compared to April 20 last year and its contribution to increase in sales in the second quarter this year was partial compared to full contribution to an increase in sales in the second quarter last year.  On the other hand, the decrease in sales was offset by the opening of ten new stores during the 12-month period of approximately 12,100 square meters. The sales of BEE Group decreased during this quarter compared to the corresponding quarter last year by 4.2% and that is due to Passover, as described above.

Gross Profit of the second quarter of 2009 amounted to NIS 501.7 million (U.S. $ 128 million) (27.2 % of revenues) compared to gross profit of NIS 527.5 million (27.5% of revenues) in the corresponding quarter of 2008. The decrease in the gross profit and gross profit margin derives from a decrease in sales characterized with relatively higher gross profit margins ("Mega" "Mega In Town") and the increase in the scope of sales of the HD formats of total sales which were offset by improved supplier agreements and discounts and the contribution of the private brand of "Mega" constituting already over 3% of the sales.

Selling, General, and Administrative Expenses for the second quarter of 2009 amounted to NIS 441 million (U.S. $ 112.5 million) (23.9% of revenues) compared to NIS 444.0 million (23.1% of revenues) in the corresponding quarter, a decrease of 0.7%. The decrease reflects the effect of efficiency measures taken by the company during the quarter, which is contingent upon increased expenses associated with the opening of ten new stores during the last year, including the expenses associated with the accelerated opening of six branches of the Eden Teva Market format and expenses deriving from the increase in the selling prices of the private brand.

Operating Income (before other income and expenses and increase in the fair value of real estate) in the second quarter of 2009 amounted to NIS 60.7 million (U.S $ 15.5 million) (3.3% of revenues) compared to the operating income of NIS 83.5 million (4.4% of revenues) in the corresponding period.

Appreciation of Investment Property: During the second quarter of 2009, the Company recorded gain from appreciation of investment property of NIS 1.7 million (U.S $ 0.4 million) compared to NIS 5.2 million in the corresponding quarter of the previous year.

Other Income Expenses, Net: In the second quarter of 2009, the Company recorded other expenses, net of NIS 2.8 million (U.S. $ 0.7 million), compared to other expenses of NIS 0.6 million in the corresponding quarter of the previous year. The expenses included, in this quarter, provision for impairment of property and equipment in Dr. Baby stores in the amount of NIS 2.8 million (U.S. $ 0.7 million) and were offset from the capital gain in the amount of NIS 0.3 million (U.S. $ 0.1 million) from selling 1.5% of the shares of Blue Square Real Estate for NIS 10.1 (U.S. $ 2.6 million).

Operating Income before financing in the second quarter of 2009 was NIS 59.6 million (U.S. $ 15.2 million) (3.2% of revenues) compared to operating income of NIS 88.2 million (4.6% of revenues) in the second quarter of 2008 and compared to NIS 62.3 million (3.5% of revenues) in the first quarter of 2009.

Financial Expenses (net) for the second quarter of 2009 were NIS 35.2 million (U.S. $9 million) compared to financial expenses (net) of NIS 40.2 million in the corresponding quarter of the previous year. The decrease in financial expenses in this quarter compared to the corresponding quarter last year mainly derives from the effect of the change in the value of hedging transactions on the index and derivative financial instruments that contributed in the current quarter to an income of NIS 14.9 million (U.S $3.8 million) compared to an expense of NIS 1.9 million in the corresponding quarter last year and from a decrease in financial expenses on debentures and CPI linked loans, of NIS 5.6 million (U.S $ 1.4 million) in this quarter compared to the corresponding quarter last year. The decrease in the financial expenses was offset mainly from the effect of the change in the value of the conversion option of the convertible debenture (following the increase in the company’s share price) which contributed in the current quarter to an expense of NIS 9.8 million (U.S $ 2.5 million) compared to an income of NIS 3.8 million in the corresponding quarter last year.

Taxes on Income for the second quarter of 2009 were NIS 6.9 million (U.S. $1.8 million) (28.2% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 10.7 million (effective tax rate of 22.2% compared to a statutory tax rate of 27%) in the corresponding quarter last year. The increase in the effective tax rate in this quarter compared to the corresponding quarter last year derives mainly from recording financial expenses from revaluation of the conversion component in convertible debentures of the company and from losses of Dr. Baby formats, for which no deferred taxes were recorded

Net Income for the second quarter of 2009 was NIS 17.5 million (U.S. $ 4.5 million) compared to net income of NIS 37.2 million in the second quarter of 2008. The decrease in the net income in this quarter compared to the corresponding quarter last year derives from decrease in operating income and increase in income tax expenses, as mentioned above. The net income for the second quarter of 2009, in accordance with the IFRS attributable to shareholders, was NIS 13.1 million (U.S. $3.3 million), or NIS 0.3 per ADS (U.S. $ 0.08), while the portion attributable to the share of minority interests was NIS 4.4 million (U.S. $1.1 million).

Cash Flows in the Second Quarter of 2009
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the second quarter of 2009 amounted to NIS 126.4 million (U.S. $ 32.2 million) compared to NIS 255.0 million in the corresponding quarter last year. The decrease in cash flows from operating activities derives mainly from decrease in sales.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the second quarter of 2009 amounted to NIS 27.3 million (U.S. $6.9 million) compared to net cash flows of NIS 60.2 million used in investing activities in the corresponding quarter last year. Cash flows used in investing activities in the second quarter of 2009 included mainly purchase of property and equipment, other assets and investment property in a total amount of NIS 45.3 million (U.S. $11.6 million) net of proceeds from realization of investment in a subsidiary in the amount of NIS 10.1 million (U.S. $2.6 million). Cash flows used in investing activities in the second quarter of 2008 included mainly purchase of property and equipment, other assets and investment property amounting to NIS 52.2 and net investment in marketable securities in the amount of NIS 10.5 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the second quarter of 2009 amounted to NIS 21.1 million (U.S $ 5.4 million) compared to net cash used in financing activities of NIS 19.2 million in the corresponding quarter last year. Cash flows used in financing activities in the second quarter of 2009 included mainly repayment of long term loans of NIS 35.9 million (U.S $ 9.2 million) dividend paid to minority in subsidiaries in the amount of NIS 6.2 million (U.S $ 1.6 million) and paid interest of NIS 10.5 million (U.S $ 2.7 million), net of increase in short term credit of NIS 27.1 million (U.S $ 6.9 million). Net Cash flows used in financing activities in the second quarter of 2008 included mainly repayment of long term loans of NIS 22.7 million, dividend paid to minority in subsidiaries in the amount of NIS 11.1 million and paid interest of NIS 8.2 million net of receipt of long term loans amounting to NIS 5.0 million and short term credit from banks amounting to NIS 18.4 million.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2009: U.S. $1.00 equals NIS 3.919. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 201 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

It is hereby clarified that this version is a translation to Hebrew for merely convenience purposes of the company's notice to SEC in the U.S. The binding version is the version in English.

BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2009
(UNAUDITED)
				Convenience translation(a)
	December 31,	June 30,		June 30,
	2008	2008	2009	2009
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	95,325	228,754	137,241	35,019
Marketable securities	171,849	195,857	173,726	44,329
Short-term bank deposit	206	1,231	207	53
Restricted deposit	-	-	440,015	112,277
Trade receivables	729,970	826,136	773,892	193,799
Other accounts receivable	87,624	109,626	96,308	28,248
Income taxes receivable	74,446	46,951	87,635	22,362
Inventories	497,080	491,591	527,798	134,677
	1,656,500	1,900,146	2,236,822	570,764

NON-CURRENT ASSETS:
Long-term receivables	1,554	3,810	4,827	1,231
Embedded derivative	5,248	925	19,381	4,945
Prepaid expenses in respect of operating lease	192,426	196,684	190,605	48,636
Investments in investee companies	4,915	4,931	1,356	346
Investment property	434,232	409,297	1,739,071	443,754
Intangible assets, net	404,422	287,635	435,386	111,096
Property and equipment, net	1,701,222	1,658,553	404,934	103,326
Deferred taxes	44,508	35,401	46,504	11,866
	2,788,527	2,597,236	2,842,064	725,200
Total assets	4,445,027	4,497,382	5,078,886	1,295,964

BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2009
(UNAUDITED)

	December 31,	June 30,		Convenience translation(a) June30,
	2008	2008	2009	2009
	Audited	Unaudited		U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit From banks and others	210,901	184,057	725,528	185,131
Current maturities of convertible debentures	25,999	72,450	29,064	7,416
Trade payables	1,006,386	1,086,936	1,025,728	261,732
Other accounts payable	426,217	481,124	493,312	125,878
Income taxes payable	6,933	4,254	3,449	880
Provisions for other liabilities	43,397	36,677	42,457	10,834
	1,719,833	1,865,498	2,319,538	591,871

LONG-TERM LIABILITIES:
Loans from banks	341,586	224,763	289,885	73,969
Convertible debentures	130,525	144,916	128,070	32,679
Debentures	985,844	796,888	1,001,537	255,559
Other liabilities	39,925	10,834	45,506	11,612
Derivatives instruments	* 21,074	7,954	8,725	2,226
Liabilities in respect of employee benefits, net	49,911	37,095	49,619	12,661
Deferred taxes	60,327	59,675	66,354	16,931
	1,629,192	1,282,125	1,589,696	405,637
Total liabilities	3,349,025	3,147,623	3,909,234	997,508

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	57,094	57,094	57,438	14,656
Additional paid-in capital	1,018,405	1,018,405	1,030,259	262,888
Other reserves	(261)	4,757	8,183	2,088
Accumulated deficit	(154,719)	(17,658)	(109,711)	(27,995)
	920,519	1,062,598	986,169	251,637

Minority interest	175,483	287,161	183,483	46,819

Total equity	1,096,002	1,349,759	1,169,652	298,456

Total liabilities and shareholders’ equity	4,445,027	4,497,382	5,078,886	1,295,964

*) Reclassified, under the application of IAS1(R). The company classified financial liabilities at fair value through the statements of operations from current liabilities to long term liabilities.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2009
(UNAUDITED)

						Convenience
						translation(a)
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	Ended June 30,		Ended June 30,		ended June 30,
	2008	2008	2009	2008	2009	2009
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues from sales	7,429,121	3,739,561	3,608,739	1,918,403	1,843,951	920,832
Cost of sales	5,369,149	2,708,484	2,603,905	1,390,880	1,342,204	664,431
Gross profit	2,059,972	1,031,077	1,004,834	527,523	501,747	256,401
Selling, general and administrative expenses	1,794,720	870,050	883,981	443,983	441,062	225,563
Operating profit before changes in fair value of investment property and other gains and losses	265,252	161,027	120,853	83,540	60,685	30,838
Other gains	12,233	617	4,464	392	1,739	1,139
Other losses	(14,716)	(2,426)	(5,102)	(947)	(4,539)	(1,302)
Changes in fair value of investment property, net	19,067	17,970	1,740	5,225	1,740	444
Operating profit	281,836	177,188	121,955	88,210	59,625	31,119
Finance income	60,700	45,231	37,995	16,004	27,016	9,695
Finance expenses	(166,295)	(93,658)	(85,222)	(56,187)	(62,246)	(21,746)
Share in losses of associates	(33)	(17)	(88)	(144)	(4)	(22)
Income before taxes on income	176,208	128,744	74,640	47,883	24,391	19,046
Taxes on income	43,806	26,474	24,780	10,650	6,879	6,323

Net income	132,402	102,270	49,860	37,233	17,512	12,723
Attributable to:
Equity holders of the parent	104,586	87,613	39,606	29,505	13,071	10,106
Minority interests	27,816	14,657	10,254	7,728	4,441	2,617
Net income per Ordinary share attributed to Company shareholders or ADS:
Basic	2.41	2.02	0.91	0.68	0.30	0.23
Fully diluted	1.62	2.02	0.91	0.64	0.30	0.23
Weighted average number of shares or ADS used for computation of income per share:
Basic	43,372,819	43,372,819	43,397,543	43,372,819	43,421,996	43,397,543
Fully diluted	45,037,692	44,793,240	43,397,543	44,793,240	43,421,996	43,397,543

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2009
(UNAUDITED)

						Convenience
						translation(a)
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2008	2008	2009	2008	2009	2009
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	128,744	74,640	47,883	24,391	19,046
Income tax paid	(94,212)	(48,044)	(34,775)	(29,410)	(19,642)	(8,873)
Adjustments required to reflect the cash flows from operating activities (a)	327,777	197,529	116,688	236,561	121,669	29,775
Net cash provided by operating activities	409,773	278,229	156,553	255,034	126,418	39,948

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(211,646)	(104,306)	(92,439)	(44,517)	(39,107)	(23,587)
Purchase of investment property	(69,749)	(36,331)	(3,307)	(4,158)	(978)	(844)
Purchase of minority shares in subsidiaries	(186,403)	-	(6,607)	-	-	(1,686)
Purchase of intangible assets	(30,372)	(15,108)	(9,194)	(3,609)	(5,181)	(2,347)
Proceeds from collection of short-term bank deposits, net	102,531	100,426	-	256	-	-
Proceeds from sale of property, plant and equipment	1,559	377	1,537	60	1,036	392
Proceeds from investment property	6,567	6,567	5,700	-	-	1,454
Proceeds from sale of marketable securities	185,104	106,237	57,179	40,481	22,976	14,590
Investment in marketable securities	(169,747)	(100,640)	(54,339)	(50,989)	(20,946)	(13,866)
Proceeds from sale of investment in subsidiary	-	-	10,074	-	10,074	2,571
Interest received	17,778	4,242	6,330	2,208	4,747	1,615
Net cash used in investing activities	(354,378)	(38,536)	(85,066)	(60,268)	(27,379)	(21,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	(150,000)	-	-	-	-	-
Issuance of debentures	121,259	-	-	-	-	-
Dividend paid to minority shareholders of subsidiaries	(22,077)	(11,117)	(6,181)	(11,117)	(6,181)	(1,577)
Receipt of long-term loans	231,398	13,709	6,500	5,000	2,500	1,659
Repayment of long-term loans	(130,571)	(46,074)	(66,389)	(22,824)	(35,901)	(16,940)
Repayment of long term credit from trade payables	(1,740)	(870)	(870)	(435)	(435)	(222)
Short-term credit from banks and others, net	15,689	16,645	86,560	18,392	27,142	22,087
Proceeds from exercise of options in a subsidiary	-	-	2,306	-	2,306	588
Interest paid	(89,244)	(39,642)	(45,879)	(8,224)	(10,495)	(11,707)
Net cash used in financing activities	(25,286)	(67,349)	(23,953)	(19,208)	(21,064)	(6,112)
INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	30,109	172,344	47,534	175,558	77,975	12,128
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	53,029	56,410	83,138	53,196	52,697	21,214
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	83,138	228,754	130,672	228,754	130,672	33,342

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2009
(UNAUDITED)

							Convenience
							translation(a)
							for the
							six months
		Year ended	For the Six months		For the Three months		ended June 30,
		December 31,	ended June 30,		ended June 30		2009
		2008	2008	2009	2008	2009	Unaudited
		Audited	Unaudited				U.S. dollars
		NIS
		In thousands

(a)	Adjustments required to reflect the cash flows from operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	153,882	71,440	79,766	36,848	39,992	20,354
	Increase in fair value of investment property, net	(19,067)	(17,970)	(1,740)	(5,225)	(1,740)	(444)
	Share in losses of associated company	33	17	88	144	4	22
	Share based payment	8,175	2,666	5,619	2,397	2,933	1,434
	Loss (gain) from sale and disposal of property, plant and equipment and provision for impairment of property, plant and equipment, net	5,989	(225)	2,196	29	2,554	560
	Gain from changes in fair value of derivative financial instruments	(19,247)	(14,627)	(17,952)	(961)	(15,396)	(4,581)
	Linkage differences on debentures, loans and other long term liabilities	59,669	35,258	16,358	29,945	23,668	4,174
	Capital loss (gain) from realization of investments in subsidiaries	(9,801)	1,603	(1,022)	350	1,522	(261)
	Accrued severance pay, net	263	1,220	(292)	72	(304)	(75)
	Decrease in value of marketable securities deposit and long-term receivables, net	11,169	3,402	7,064	3,488	4,768	1,802
	Interest paid, net	71,466	35,400	39,550	6,016	5,748	10,092

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	59,967	(55,914)	(56,412)	133,418	290,230	(14,394)
	Decreased (increase) in inventories	(43,136)	(37,647)	(37,140)	65,001	46,829	(9,477)
	Increase (decrease) in trade payables and other accounts payable	48,415	172,906	80,605	(34,961)	(279,139)	20,569
		327,777	97,529	116,688	236,561	121,669	29,775

BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2009
(UNAUDITED)

							Convenience
							translation(a)
			For the		For the		for the
		Year ended	Six months		Three months		six months
		December 31,	ended June 30,		ended June 30		ended June 30,
		2008	2008	2009	2008	2009	2009
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of subsidiaries	6,655	6,387	-	2,224	-	-
	Purchasing property, plant and equipment on credit	14,797	6,931	10,153	6,931	10,153	2,591
	Conversion of convertible debentures of the company	-	-	12,198	-	12,198	3,113
	Restricted deposit against receipt of a short term loan	-	-	440,015	-	440,015	112,277

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE THREE MONTH AND SIX MONTH PERIOD
ENDED JUNE 30, 2009
(UNAUDITED)

	For the six months ended June 30		For the three months ended June 30		Convenience translation(a) for the three months ended June 30
	2008	2009	2008	2009	2009
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)				(Unaudited)

Sales (in millions)	3,740	3,609	1,918	1,844	470.5

Operating income (in millions)	161	121	84	61	15.5

EBITDA (in millions)	237	205	123	104	26.5

EBITDA margin	6.3%	5.7%	6.4%	6.4%	NA

Increase (decrease) in same store sales*	4.4%	(6.8)%	8.2%	(6.1)%	NA

Number of stores at end of period	190	200	190	200	NA
Stores opened during the period	5	7	2	2	NA
Stores closed during the period	-	1	-	1	NA

Total square meters at end of period	350,200	362,300	350,200	362,300	NA

Square meters added during the period, net	7,000	7,900	2,700	2,800	NA

Sales per square meter	10,142	9,366	5,141	4,624	1,180

Sales per employee (in thousands)	479	484	241	244	62

* Compared with the same period in the prior fiscal year.